

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Brad Nichol
President and Chief Executive Officer
Edge Resources Inc.
Suite 200 Fording Place, 205-9th Ave SE
Calgary, Alberta, Canada
T2G0R3

      Re: **Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)**
             Amendment No. 2 to Registration Statement on Form 20-F
             Filed June 23, 2010
             File No. 0- 52768

Dear Mr. Nichol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Overview

Willesden Green Property, page 15

1.   Your disclosure indicates that you have established reserves on this property "but still no production." We also note similar disclosure on page 16 of your document. We note elsewhere on page 8, disclosure that indicates you began production in May 2010. Please update your disclosure to provide a clear status of production on this property.

2.   Please clarify the date your property acquisition was effective. We note various dates in your document including March 19, 2009, April 15, 2009 and May 28, 2009. We note in the subsequent events note to your audited financial statements, that the effective date

was April 15, 2009. Please clarify your disclosure to consistently identify when the transaction was effective.

NI 51-101 Report, page 18

3.   Please update this section of your document to disclose the date you were able to establish reserves.

Compensation, page 30

4.   We note your response to our prior comment 2. We also note that in Note 9 to the financial statements on page F-15 you mention options granted in June, July and September 2009 "to certain officers, directors or consultants." Please confirm that you have included all options granted to officers and directors in your table on page 32 and explain why you state on page F-15 that you granted options to certain officers and directors on September 24, 2009 when no such options appear in your disclosure under Compensation.

Interim Financial Statements, for Fiscal Quarter Ended December 31, 2009

Note 14 – United States Generally Accepted Accounting Principles

c) Interests in unproven resource properties, F-19

5.   We note your U.S. GAAP accounting policy for the period ended December 31, 2009, continues to discuss elements of mine accounting and the related treatment of exploration costs. It appears as of April 15, 2009, the company became an oil and gas enterprise. Please update your accounting policy disclosure to provide a discussion of your accounting for oil and gas activities under U.S. GAAP and include a discussion of how the full cost method of accounting differs between U.S. GAAP and Canadian GAAP.

d) Statements of cash flows, page F19

6.   As it appears you are using the full cost method of accounting for oil and gas activities for both Canadian and U.S. GAAP, please explain why a presentation difference exists related to acquisition and exploration costs. Otherwise, please modify your disclosure accordingly.

e) Summary of financial information, page F-20

7.   It appears you are not presenting any differences in your tabular presentation of Statement of Cash Flow differences on page F-20 related to acquisition and exploration costs. If no such differences exist, please remove the tabular presentation to avoid investor confusion.

8.   Please explain the cash flow differences presented on page F-21 of this section, related to acquisition, exploration and development costs expensed. It is unclear why such differences are presented for 2009 related to petroleum and natural gas interests.

Financial Statements for Fiscal Year Ended March 31, 2009

f) Summary of financial information, page F-41

9.   We note your response to our prior comment number six and we note the disclosure in section "e) Restatement" on this page. Please explain why you continue to present a U.S. GAAP adjustment of the $37,164 in your tabular presentation.

Pro Forma Oil and Gas Information, page F-46

10.   Your disclosure indicates as at March 31, 2009, all your oil and gas reserves are located in Canada. Please modify your document to indicate that no reserves existed as of the date of your acquisition, and if true, that your reserves were established as of a later date (specify the date). As you have now established that no reserves existed at the date of acquisition, please label your reserve information as supplementary rather than pro forma, consistent with your Standardized Measure data.

Supplementary Oil and Gas Information

Standardized Measure of Discounted Future Net Cash Flows, page F-48

11.   Please provide your standardized measure data as of the date you established reserves. In addition, please refer to Illustration 5 of Appendix A of SFAS 69 and provide only the line items and subtotals contemplated by the guidance.

Closing comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Brad Nichol
Edge Resources, Inc.
July 15, 2010
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mark C. Lee